March 24, 2023

VIA EDGAR

Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:
Jeff Gordon
Martin James

Re:	Wolfspeed, Inc. Form 10-K for the fiscal year ended June 26, 2022 Filed August 22, 2022 Form 8-K Filed January 25, 2023 File No. 001-40863

Dear Messrs. Gordon and James:

Set forth below are the responses of Wolfspeed, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated March 10, 2023 relating to the Form 10-K for the fiscal year ended June 26, 2022 (the “2022 Form 10-K”) of and the Form 8-K filed January 25, 2023 (the “2023 Form 8-K”). This letter includes each comment from the letter in italics, with the Company’s response set forth immediately below. The Company has repeated the headings and paragraph numbers from the letter for your convenience.

Form 10-K for the Fiscal Year Ended June 26, 2022

Results of Operations – Revenue, page 32

1.We note from your disclosure on page 4, and elsewhere, that you mainly offer your customers three product groups (i.e., (i) Silicon Carbide and Gallium Nitride Materials, (ii) Power Devices, and (iii) Radio Frequency Devices) which are targeted at different end markets and customer groups. Please revise this section in future filings to discuss the revenues earned from each product group and to provide a more insightful and quantified discussion of how each product group contributed to and impacted your revenues and results of operations in each reported period. Refer to Item 303(b)(2) of Regulation S-K

RESPONSE:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company will include additional discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations on revenues earned from each product line in future filings and how each product line contributed to and impacted the Company’s revenues in each reported period beginning with its Form 10-K for the fiscal year ended June 25, 2023 (the “2023 Form 10-K”). The Company does not intend to include additional discussion on any measure below revenue for the product lines in connection with the discussion of the Company’s

United States Securities and Exchange Commission
Division of Corporation Finance

results of operations because, as discussed further below in the Company’s response to Comment 3, this information would not be insightful given the vertical integration of the Company’s operations.

2.In this regard, tell us how you considered the guidance in ASC 606-10-50-5 relating to the disaggregation of revenue in concluding not to provide disclosure of revenue by group of product in this filing.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered the requirements of Accounting Standards Codification (“ASC”) 606-10-50-5 when determining its disclosures related to the disaggregation of revenue for the 2022 Form 10-K, which require an entity to disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also considered the guidance in ASC 606-10-55-90, which provides that, when selecting the type of category (or categories) to use for disaggregation of revenue, an entity should consider how information about the entity’s revenue has been presented for other purposes, including all of the following: (a) disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations); (b) information regularly reviewed by the chief operating decision maker (the “CODM”) for evaluating the financial performance of operating segments; and (c) other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

The Company regularly evaluates the most appropriate manner to disaggregate its revenues based on changes in its business, and the Company now believes the additional disclosure of disaggregation of revenue by product lines will be appropriate going forward due to the differing growth rates that the Company is experiencing for each of the product lines. The Company has undertaken considerable expansion plans in its current fiscal year, including beginning to run initial production volumes in its new device fab in New York, as well as the announcements of a new substrate fab in North Carolina and a new device fab in Germany. The Company has also updated its senior leadership structure in the current fiscal year to assist with its expansion plans. Based on consideration of the guidance in ASC 606-10-50-5 and ASC 606-10-55-90, the Company will add the disaggregation of revenue by product line to the 2023 Form 10-K in addition to disclosing disaggregation of revenue by geographic region.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Segment Information, page 54
3.We note your disclosure that you have one operating and reportable segment. We also note that you offer your customers three product groups (i.e., (i) Silicon Carbide and Gallium Nitride Materials, (ii) Power Devices, and (iii) Radio Frequency Devices) which, with some overlap, are targeted at different end markets and customer groups. Further, we note from your website that there is a Senior Vice President who is the general manager for each of these business units. Please address the following:

United States Securities and Exchange Commission
Division of Corporation Finance

·Tell us how you considered these business units in your conclusion that you have one operating and reportable segment. Please refer to ASC 280-10-50 and tell us whether each business unit meets the definition of an operating segment.
·Specifically describe any discrete financial information available at the business unit level.
·To the extent you are relying on the aggregation criteria outlined in ASC 280-10-50-11, please explain how the units or operating segments met each criterion.
·Tell us the title and describe the role of each of the individuals who report to your CODM. In particular, provide us with a clear and detailed description of the role of the individuals identified on your website as (i) SVP & GM, Materials, (ii) SVP &GM, Power and (iii) SVP & GM, RF.
·Tell us how you considered these three business units in determining the appropriate level at which you should conduct impairment testing for goodwill.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has concluded that it has one operating segment in accordance with ASC 280 because its CODM, the Company’s CEO Gregg Lowe, assesses financial performance and makes decisions with regard to resource allocation at the consolidated Company level and based on the Company’s overall financial results of operations.

Mr. Lowe manages the Company and makes decisions regarding corporate strategy and resource allocation at the consolidated Company level. The Company’s core corporate goals are to gain market share and improve profitability at the consolidated Company level. These goals (including his incentive compensation targets), shared with both the Company’s internal stakeholders and the external investor community, are at the Company level. The Company has centralized corporate functions (i.e., technology solutions support, shared target market/research and development efforts, manufacturing and supply chain operations and sales and marketing) as opposed to primarily organizing the Company structure by region, industry, product line or otherwise. The Company’s internal corporate structure is built around achieving its core goals and the organization chart for those reporting to the CEO (the “Senior Leadership Team” or “SLT”) is as follows:

United States Securities and Exchange Commission
Division of Corporation Finance

Each of the CODM’s direct reports and their respective primary roles are as follows:

-Chief Financial Officer – Company-wide financial, information technology and supply chain management and oversight.
-Chief Human Resources Officer – management of the Company’s global human resources.
-General Counsel – oversight of all Company-wide legal matters.
-SVP of Global Sales and Marketing – oversight of sales and marketing of the Company’s various product lines, including identifying new business opportunities across target markets for both system level and individual products.
-General Managers, Power/Materials/RF – the product line General Managers (the “GMs”) work with the sales and marketing team to select the subset of new business opportunities the Company will pursue. The GMs are primarily responsible for the oversight on product design and new product introduction in the target markets in which the Company competes. In addition, the GMs work with manufacturing and supply chain operations to optimize costs required to produce the products.
-Chief Technology Officer – management and oversight of global product research and development.
-SVP of Global Quality – oversight of all product quality management and controls.
-SVP of Global Materials – oversight of operations of the Company’s crystal growth and wafer production facilities.

United States Securities and Exchange Commission
Division of Corporation Finance

-SVP of Global Fab Operations – oversight of operations of the Company’s fab facilities.
-SVP of Global Expansion Operations – oversight of all operations related to current and future facilities.

The Company’s structure, as illustrated above, is organized around standardized roles and responsibilities based on these centralized corporate functions utilizing a Sell-Design-Build model, as opposed to primarily organizing the Company structure by region, industry, product line, or otherwise. The primary functions in this organization structure include: Sell (sales and marketing/strategy), Design (research and development, product design and new product introduction), Build (manufacturing, supply chain operations, quality and process technology) and other corporate support functions (finance, information technology, human resources and legal).

The Company’s centralized structure supports a uniform global operating strategy in which strategic planning based on its target markets, and capital investment and resource allocation decisions are made by the CODM at the consolidated Company level.

Pursuit of selected business opportunities, or design wins, once targeted, is a coordinated effort between the sales team, product lines and manufacturing operations. The sales team acts as the main interface with the customer or potential customer during the process, with the product line team providing design and functional specifications and assisting in establishing product pricing. The Company’s sales and marketing team is organized by geographic region along with two specific verticals – automotive and communications infrastructure – which are key markets for the Company and where the customers themselves have global operations. Thus, responsibility for the achievement of design win, revenue, consolidated gross margin and other consolidated operating performance targets is a collaborative effort among various members of the leadership team reporting to the CODM. Although this process is coordinated by the GMs, the CODM may nonetheless override or amend any decision at any time – from selection of specific targeted business opportunities to reallocation of corporate assets, including research and development resources and capital allocation.

The Company’s overall headcount composition across the organization further supports the Company’s assessment that it has one operating segment. Of the Company’s approximately 4,000 full-time employees as of June 26, 2022, only approximately 500 are within its product lines. Approximately 2,800 full-time employees support manufacturing operations and another approximately 200 support its global sales and marketing function, with the remaining headcount involved in other supporting areas (technology support, information technology, finance, legal, human resources, etc.). This provides further evidence that resources are not solely allocated to the product lines, but rather are managed to support the centralized Sell-Design-Build model.

In line with the guidance in ASC 280, the Company reached its conclusion that it has one operating reportable segment by assessing whether each individual business component was an operating segment and determining if it met all of the following characteristics:

-It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
-Its operating results are regularly reviewed by the Company’s CODM to allocate resources and assess performance.
-Its discrete financial information is available.

United States Securities and Exchange Commission
Division of Corporation Finance

The following discussion addresses the three characteristics of an operating segment as they apply to the Company:

1-It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity). (ASC 280-10-50-1(a))

Each of the three product lines engages in business activities that earn revenues and while a portion of the product lines cost of sales and operating expenses is specifically identified as being directly generated by a particular product line, the majority of costs, including manufacturing, sales and marketing, facilities and general and administrative support, are segregated by centralized function.

2-Its operating results are regularly reviewed by the public entity's CODM (i) to make decisions about resources to be allocated to the segment and (ii) to assess its performance. (ASC 280-10-50-1(b))

Quarterly, the CODM attends meetings where Company financial and operational metrics are shared and reviewed. The only metrics provided to the CODM at the product line level are revenue and limited directly attributable costs such as employee related costs, development related costs and business specific marketing costs. Gross margin, contribution margin and other metrics are provided at the Company-wide, consolidated level. Additionally, periodically the CODM may attend monthly SLT meetings where consolidated monthly results are reviewed.

The level of information provided in the quarterly meetings is also provided to the CODM in connection with the Company’s strategic and annual operating planning processes and its internal recurring operations review process. This is the same level of information that is provided to the Board of Directors for the annual operating plan. The CODM also receives similar financial information and performance metrics related to the other centralized functional areas of the Company during these planning, review and reporting processes, including data on target market (e.g. automotive, communications infrastructure (“CIFR”), materials) revenue and market share trends, semiconductor industry trends, business trends, sales and marketing metrics, regional insights, manufacturing operations and technology developments.

As noted above, the Company operates under a uniform global operating strategy, and the CODM makes operating decisions regarding strategic investments and resource allocation based on aggregated information at the overall corporate level. This process is also based, in part, on overall business and technology trends in the semiconductor industry and, to some extent, is strategically driven by the end-markets in which the Company has chosen to compete. If information presented during the operations review process triggers a need to re-examine overall corporate goals and objectives, investment decisions or resource allocations, that assessment is done at the global strategic level, not at the product line level.

The CODM uses the Company’s overall financial results of operations, as opposed to the operating results of the product lines, to assess the Company’s performance as evidenced by the following:

-The Company’s incentive compensation system is based on the overall financial performance of the Company and not on that of the product lines. The primary metrics evaluated for incentive compensation include revenue and gross margin of the Company as a whole. SVPs and GMs incentive compensation is based on Company performance as a whole and not upon the product line or functional area they support.

United States Securities and Exchange Commission
Division of Corporation Finance

-The sales commissions plan for sales employees is based on the revenues and design wins associated with the specific customers they support (which span multiple product lines).
-Operating expenses are mainly segregated by centralized function (e.g., manufacturing costs, sales and marketing, and general and administrative support). While the SVP/GMs may provide inputs into the resource allocation across these centralized groups, the final decision on these matters is made by the CODM.
-Revenues are also available by market, but no other economic measures are readily available in that view. Although investment decisions and resource allocation are, in part, based on the markets in which the Company chooses to compete (i.e., automotive, CIFR, and materials), there is no discrete financial information available by which the CODM could assess performance by market.
-Cash flow information is not available at the product line level. Furthermore, any cash flow generated by a product line is not available for reinvestment by the product line. These decisions are made at the overall Company level.

In addition, it should be noted that:

-Recent expansion plans and purchased technology have been made in consideration of how they complement or impact the Company’s entire technology and product portfolio versus that of the individual product lines.
-Product line GMs cannot independently decide whether to manufacture products internally or at contract manufacturing facilities. These decisions are made by Global Operations to ensure the Company is maximizing the utilization of its internal capacity and only opting to externally manufacture when it cannot support the specific technology, or it does not have the capacity internally to accommodate the production volumes.
-Currently many of the Company's products are produced in the same factory. In instances where the Company encounters manufacturing capacity constraints, resources are redistributed to avoid or minimize disruptions to its overall customer product deliveries.

3-Its discrete financial information is available (ASC 280-10-50-1(c))

As described above, only revenue and limited directly attributable costs are available at the product line level. The majority of the Company’s costs are segregated by centralized function. Other than product line revenues, the CODM utilizes consolidated financial metrics to evaluate the performance of the consolidated business and make resource allocation decisions.

In conclusion, the Company has determined it has one operating segment because the Company’s CODM, as defined by ASC Topic 280 “Segment Reporting”, assesses financial performance and makes decisions with regard to resource allocation at the total Company level based on the Company’s overall financial results of operations. The Company believes providing financial information by a single operating segment is consistent with management’s organization of the Company to make operating decisions and assess performance, and provides sufficient and relevant information to investors about the types of business activities in which the Company engages and the economic environments in which it operates to facilitate stakeholders’ understanding of the Company’s performance, assessment of its prospects for future cash flows, and formulation of informed judgments about its operations. The Company believes that reporting its product lines as more than one operating segment would not add significantly to stakeholders’ understanding of the Company.

Because the Company has one operating segment as defined by ASC Topic 280, the aggregation criteria, under ASC 280-10-50-11, to determine reportable segments is not applicable.

United States Securities and Exchange Commission
Division of Corporation Finance

Finally, while ASC 280 addresses segment disclosures, the guidance on identifying operating segments is also referenced in ASC 350-20 with respect to testing goodwill for impairment. Under ASC 350-20, goodwill is generally tested at the reporting unit level which is defined as “an operating segment or one level below an operating segment (also known as a component.)”

In accordance with ASC 350-20, the Company evaluated its components (product lines) to determine if they constituted separate reporting units for goodwill. From this evaluation, the Company concluded there are no components at a level below the Company’s operating segment that are regularly reviewed by management. With only one operating segment, as discussed and analyzed above, the Company does not have segment managers who are reviewing further disaggregated information below the operating segment level. As a result, the Company concluded that it only has one reporting unit and, as such, no goodwill allocation is required.

4.Tell us how you considered the guidance in ASC 280-10-50-40 in concluding that information about revenue by group of products was not required.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considers and follows the provisions of ASC 280-10-50-40, “Information about Products and Services,” when preparing its financial statements. ASC 280-10-50-40 states that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

As noted in the 2022 Form 10-K, the Company’s product families include Silicon Carbide and GaN materials, power devices and RF devices. Although ASC 280 does not define “similar” products, the Company believes that the products produced and sold by each of these groups, in all material respects constitute a group of “similar products”, with vertical integration of products from other product families, as a component of finished goods, and that further disaggregation of revenues within these groups is therefore not required by ASC 280-10-50-40. However, as addressed in the Company’s response to Comment 2 above, given the recent expansion announcements driving future revenue growth, the Company intends to disclose revenue by product line (Materials, Power and RF) in future filings beginning with the 2023 Form 10-K.

Note 3 – Form 8-K Filed January 25, 2023

Exhibit 99.1, page 7

5.We note you adjust certain non-GAAP financial measures for “Factory start-up and underutilization costs” and “Project, transformation and transaction costs." It appears to us that factory start-up and underutilization costs and internal transformation program costs included in project, transformation and transaction costs are normal recurring operating costs necessary to operate your business. Please explain to us how you determined these adjustments are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP financial measures in future filings.

United States Securities and Exchange Commission
Division of Corporation Finance

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that (i) factory start-up, underutilization and internal transformation program costs do not represent normal operating costs necessary to operate its business and (ii) these adjustments are consistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including the emphasis on a company’s individual facts and circumstances.

Internal transformation program costs

The Company is going through significant strategic change from its legacy history as a manufacturer and supplier of LED chips and lighting devices and products to driving the adoption of Silicon Carbide as a disruptive compound semiconductor technology in the traditional silicon-based power semiconductor device markets.

These strategic changes have driven activities that the Company believes are not reflective of ongoing operations. Over the past several years the Company has changed its internal infrastructure, including, but not limited to, divesting business units that previously generated two-thirds of historical revenue and changing its name, which required enlisting the assistance of external legal and consulting firms to help with the Company’s transformational activities. Each of these actions or programs has or had a specific, unique purpose with clearly defined objectives to help the Company realize its long-term strategic potential. The related costs excluded from the Company’s results only relate to these specific actions or programs and do not include ongoing operational costs from transformation efforts. The Company believes that identifying and excluding these costs from non-GAAP measures as a supplement to GAAP information is appropriate because these costs were triggered to support the Company’s one-off transformation efforts and are not reflective of ongoing operations.

Start-up costs

In addition, to meet the increased demand for its Silicon Carbide products the Company is significantly expanding its production capacity in new, larger and more advanced factories. These new factories take several years to construct, and the Company will incur significant costs relating to the start-up processes necessary for these facilities. These significant costs do not correlate to the Company’s normal level of operations and are spread out over multi-year timelines for each of the various facilities currently under construction before any revenue-producing production can begin.

The Company believes that excluding such costs (“start-up costs”) from its non-GAAP measures gives investors a clearer view of its current operations separate from the significant cost outlays of such projects. For example, the Company’s new Mohawk Valley, New York device fab is the largest, and the world’s first, 200mm Silicon Carbide device manufacturing facility. When it reaches full production, this factory will be more than five times larger than the Company’s current production capability. Construction of this factory began in early 2020 and the Company is now beginning initial production volumes three years later. In fiscal 2022, the Company incurred approximately $65 million in start-up costs related to the Mohawk Valley factory with no related revenue. These costs are reflected in the Company’s results prepared in accordance with GAAP and the Company believes that providing non-GAAP information from which the costs are identified and excluded as a supplement to the GAAP information allows investors to further assess the ongoing operations of the business and any trends that may otherwise be obscured.

United States Securities and Exchange Commission
Division of Corporation Finance

Underutilization costs

Once a new facility starts production, start-up costs will no longer be incurred. However, as is normal for semiconductor factories, it will still take significant time for a new facility to reach anticipated levels of utilization of total factory capacity. During the ramp in production, the Company will incur significant costs at the facility while only utilizing a portion of the overall facility. The difference between costs incurred during this period when compared to costs at anticipated normal levels of utilization will be identified as “underutilization costs”. No underutilization costs have been excluded from non-GAAP measures to date.

The Company believes that identifying and excluding underutilization costs from non-GAAP measures as a supplement to GAAP information, which includes such costs, will provide investors with more transparency to analyze the Company’s current operating results without the full burden of costs incurred from new facilities, particularly given the larger scale of these new facilities relative to the Company’s existing production capabilities. The Company believes that expensing the full costs of the Mohawk Valley facility and future facilities before the Company can reach its expected utilization for the facility will obscure the results of its ongoing operations from investors. The Company will provide investors with regular updates on the utilization levels at its new factories and once a facility reaches expected utilization no further underutilization costs will be excluded from non-GAAP measures. In the event the Company does not reach expected utilization in a defined period of time, the Company will stop adjusting for underutilization costs from its non-GAAP measures. For example, based on current expectations, the Company plans to reach expected utilization for its Mohawk Valley facility in the second half of fiscal 2025. Under this expectation, in the event the Company does not reach expected utilization by the end of fiscal 2025, the Company would not exclude underutilization costs from its non-GAAP measures beginning with its fiscal 2026 first quarter because the Company would deem these costs as reflective of the Company’s ongoing operating results.

In summary, the Company does not believe adjustments related to factory start-up, underutilization and project and internal transformation program costs result in non-GAAP measures that are misleading based on the guidance under Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations because the non-GAAP measures provide important information to investors about the operations of the Company’s current business. Further, the Company reconciles every non-GAAP measure to its most directly comparable GAAP measure with equal or greater prominence to the GAAP measure. In addition, the Company provides explanations for all non-GAAP adjustments which clearly articulate to the public the Company’s rationale for the adjustments, and the Company is transparent and consistent with adjustments made throughout each period.

6.You disclose that you exclude stock-based compensation expenses from your non-GAAP measures because they are non-cash expenses that you do not believe "are reflective of ongoing operating results." Given that you routinely utilize stock options, restricted stock, performance stock awards and employee stock purchases to compensate employees, stock-based compensation expenses appear to be reflective of ongoing operating results. Please revise your future filings to eliminate this confusing disclosure. Consider revising your disclosure to state instead that you exclude the amounts because they are non-cash expenses.

United States Securities and Exchange Commission
Division of Corporation Finance

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, the Company will remove the language stating the measure is “not reflective of ongoing operating results” in future filings. The explanation in future filings will state that stock-based compensation expenses are excluded from its non-GAAP measures because they are non-cash expenses that management does not use to evaluate core operating performance.

7.Similarly, your disclosure that you exclude amortization or impairment of acquisition-related intangibles from non-GAAP measures because they arise from your prior acquisitions "and have no direct correlation to the ongoing operating results" of your business is confusing, as the acquired intangible assets that are not yet fully amortized would be used to generate revenues in future periods. Please revise your description of this adjustment in future filings to eliminate this confusing language, or advise us.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will remove language stating that amortization or impairment of acquisition-related intangibles are excluded from non-GAAP measures because they have no direct correlation to the ongoing operating results in future filings. The Company will instead clarify these expenses are excluded because they are non-cash expenses that management does not use to evaluate core operating performance.

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    If you have any questions regarding any of the responses in this letter, please contact me at (919) 407-7098.

Sincerely,

WOLFSPEED, INC.

/s/ Neill Reynolds
Neill P. Reynolds
Executive Vice President and
Chief Financial Officer